UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated September 20, 2016, announcing that the Company renewed its $1 Billion Secured Global Borrowing Base Multicurrency Revolving Credit Facility and $250 Million Secured U.S. Borrowing Base Revolving Credit Facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: September 20, 2016
	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President

Exhibit 99.1

Aegean Marine Petroleum Network Inc. Announces Renewal of its $1 Billion Secured Global Borrowing Base Multicurrency Revolving Credit Facility and $250 Million Secured U.S. Borrowing Base Revolving Credit Facility

NEW YORK, September 20, 2016 -- Aegean Marine Petroleum Network Inc. (NYSE:  ANW) ("Aegean" or the "Company") today announced that it has successfully renewed its $1 Billion Secured Global Borrowing Base Multicurrency Revolving Credit Facility (the "Global Borrowing Base").  The vast majority of the existing participating lenders updated their commitments to Aegean at improved terms in-line with market conditions.

In addition to the Global Borrowing Base, Aegean also announced that it has renewed its $250 Million Secured U.S. Borrowing Base Revolving Credit Facility (the "U.S. Borrowing Base") on improved terms.  The Company expects to continue to use its U.S. Borrowing Base, in part, to finance its operations in the United States.

Both borrowing base facilities are also expected to continue to be used for the financing of the Company's working capital needs in connection with the purchase, transportation, storage and sale of fuel and gas oil for the Company's global and U.S. businesses.

E. Nikolas Tavlarios, President of Aegean, said, "We are pleased to reach this agreement with our lenders as we believe it provides Aegean with ample financial flexibility to continue executing our strategy."

Spyros Gianniotis, Chief Financial Officer of Aegean, stated, "We believe that the decision by our bank lenders to renew and contribute to the credit facilities underscores their confidence in the strength of our global platform and ability to generate significant value. We appreciate their continued support as we execute our strategy, serve our global customers and seek to drive profitable growth."

The Global Borrowing Base renewal was arranged by ABN AMRO as Sole Lead Arranger, Bookrunner and Syndication Agent. ABN AMRO also acted again as Agent in all capacities. The lending group includes the following banks: ABN AMRO, BNP Paribas, KBC, NATIXIS, Rabobank, ING, Societe Generale, Belfius, National Bank of Greece, Credit Suisse, Mashreqbank and Emirates NBD.

The U.S. Borrowing Base renewal was also arranged by ABN AMRO as Sole Lead Arranger, Bookrunner and Syndication Agent. ABN AMRO also acted again as Agent in all capacities. The lending group includes the following banks: ABN AMRO, BNP Paribas, NATIXIS, ING, Macquarie and Societe Generale.

About Aegean Marine Petroleum Network Inc.

Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in over than 30 markets and a team of professionals ready to serve our customers wherever they are around the globe. For additional information please visit: www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to successfully consummate, integrate and realize the expected benefits from acquisitions, our ability to successfully consummate proposed transactions, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements, our ability to attract and retain senior management and other key employees, and other factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by applicable law.